Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of ThermoGenesis Holdings, Inc. (the “Company”) on Form S-3 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 26, 2019, with respect to our audits of the consolidated financial statements of ThermoGenesis Holdings, Inc., formerly known as Cesca Therapeutics Inc., as of December 31, 2018 and 2017 and for the year ended December 31, 2018, transitional six months ended December 31, 2017 and the year ended June 30, 2017, appearing in the Annual Report on Form 10-K of ThermoGenesis Holdings, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

December 13, 2019